                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K

                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                    For the Fiscal Year ended March 31, 1994



A.       Full title and address of Plan:

         The Lubrizol Corporation Employees'
           Stock Purchase and Savings Plan
         29400 Lakeland Boulevard
         Wickliffe, Ohio  44092


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         The Lubrizol Corporation
         29400 Lakeland Boulevard
         Wickliffe, Ohio  44092




                              REQUIRED INFORMATION

         Listed below are all of the exhibits and financial statements filed as part of the annual report:

         a.      Exhibit - Consent of Independent Auditors
         b.      Financial Statements

                          Independent Auditors' Report

                          Statement of Assets, Liabilities and Participants' Equity as of March 31, 1994.

                          Statement of Assets, Liabilities and Participants' Equity as of March 31, 1993.

                          Statement of Income and Changes in Participants' Equity for the Year Ended March 31, 1994.

                          Statement of Income and Changes in Participants' Equity for the Year Ended March 31, 1993.

                          Statement of Income and Changes in Participants' Equity for the Year Ended March 31, 1992.

                          Notes to Financial Statements for the Years Ended March 31, 1994, March 31, 1993, and March 31, 1992.

                          Item 27a - Schedule of Assets Held for Investment Purposes as of March 31, 1994.

                          Item 27d - Schedule of Reportable Transactions for the Year Ended March 31, 1994.




                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                   THE LUBRIZOL CORPORATION
                                                   EMPLOYEES' STOCK PURCHASE
                                                   AND SAVINGS PLAN



Date: September 26, 1994        By:  /s/ R. A. Andreas
      --------------------          --------------------
                                    R. A. Andreas

                                Title: Member, Employee Benefits
                                       Administrative Committee

THE LUBRIZOL CORPORATION
EMPLOYEES' STOCK PURCHASE
AND SAVINGS PLAN

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
MARCH 31, 1994, 1993 AND 1992
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
MARCH 31, 1994
AND INDEPENDENT AUDITORS' REPORT

THE LUBRIZOL CORPORATION EMPLOYEES'
STOCK PURCHASE AND SAVINGS PLAN

TABLE OF CONTENTS
- ---------------------------------------------------------------------------------------------------

                                                                                                PAGE

INDEPENDENT AUDITORS' REPORT                                                                    1


FINANCIAL STATEMENTS AS OF MARCH 31, 1994 AND 1993
  AND FOR THE YEARS ENDED MARCH 31, 1994, 1993 AND
  1992:

  Statements Of Assets, Liabilities and Participants' Equity                                   2-3

  Statements Of Income And Changes In Participants' Equity                                     4-6

  Notes to Financial Statements                                                               7-11


SUPPLEMENTAL SCHEDULES AS OF MARCH 31, 1994 AND FOR
  THE YEAR THEN ENDED:

  Schedule I - Item 27a - Schedule Of Assets Held For Investment Purposes                       12

  Schedule II - Item 27d - Schedule Of Reportable Transactions                                  13

INDEPENDENT AUDITORS' REPORT


To the Employee Benefits Administrative
     Committee of The Lubrizol Corporation
     Employees' Stock Purchase and Savings Plan:


We have audited, by fund and in total, the accompanying statements of assets, liabilities and participants' equity of The Lubrizol Corporation Employees' Stock Purchase and Savings Plan (the "Plan") as of March 31, 1994 and 1993, and the related statements of income and changes in participants' equity for each of the three years in the period ended March 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the financial position of the Plan as of March 31, 1994 and 1993, and the results of its operations and changes in participants' equity for each of the three years in the period ended March 31, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of March 31, 1994 and (2) reportable transactions for the year ended March 31, 1994 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Cleveland, Ohio
September 9, 1994

THE LUBRIZOL CORPORATION EMPLOYEES'
STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF ASSETS, LIABILITIES AND PARTICIPANTS' EQUITY
MARCH 31, 1994
- -------------------------------------------------------------------------------------------------------------------------

                                         COMPANY        EQUITY          MONEY            FIXED
                                          STOCK          INDEX          MARKET           INCOME
                                           FUND           FUND           FUND             FUND            TOTAL
ASSETS:
  Investments:
   At fair value (Notes 3, 4 and 5):
     Lubrizol common stock            $ 32,327,535                                                   $  32,327,535
     Investment funds                                $ 19,498,810                   $   1,221,463       20,720,273
     Short-term investments                792,124        143,718   $  5,017,353               13        5,953,208
   At contract value (Notes 3 and 4):
     Guaranteed investment contracts                                                    7,403,149        7,403,149
                                      ------------   ------------   ------------    -------------    -------------
       Total investments                33,119,659     19,642,528      5,017,353        8,624,625       66,404,165
  Cash                                                                                    346,000          346,000
  Accrued income receivable                    230             42          1,393                             1,665
  Interfund receivables (payables)         134,846        (67,930)      (280,890)         213,974
                                      ------------   ------------   ------------    -------------    -------------
TOTAL ASSETS                          $ 33,254,735   $ 19,574,640   $  4,737,856    $   9,184,599    $  66,751,830
                                      ============   ============   ============    =============    =============

LIABILITIES AND PARTICIPANTS' EQUITY:
  Liabilities:
   Investment purchases pending
     settlement                       $    392,592                  $         59                     $     392,651
  Participants' equity                  32,862,143   $ 19,574,640      4,737,797    $   9,184,599       66,359,179
                                      ------------   ------------   ------------    -------------    -------------
TOTAL LIABILITIES AND
  PARTICIPANTS' EQUITY                $ 33,254,735   $ 19,574,640   $  4,737,856    $   9,184,599    $  66,751,830
                                      ============   ============   ============    =============    =============

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES'
STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF ASSETS, LIABILITIES AND PARTICIPANTS' EQUITY
MARCH 31, 1993
- ------------------------------------------------------------------------------------------------------------------------

                                        COMPANY         EQUITY          MONEY            FIXED
                                         STOCK           INDEX          MARKET           INCOME
                                         FUND             FUND           FUND             FUND            TOTAL
ASSETS:
  Investments:
   At fair value (Notes 3, 4 and 5):
     Lubrizol common stock            $ 25,676,195                                                   $  25,676,195
     Investment funds                                $ 16,924,166                   $   1,121,650       18,045,816
     Short-term investment funds           579,144        386,035   $  5,579,857           11,525        6,556,561
   At contract value (Notes 3 and 4):
     Guaranteed investment contracts                                                    5,795,018        5,795,018
                                      ------------   ------------   ------------    -------------    -------------
       Total investments                26,255,339     17,310,201      5,579,857        6,928,193       56,073,590
  Accrued income receivable                    119             79          1,104                2            1,304
  Interfund receivables (payables)           9,330        185,704       (462,354)         267,320
                                      ------------   ------------   ------------    -------------    -------------

TOTAL ASSETS                          $ 26,264,788   $ 17,495,984   $  5,118,607    $   7,195,515    $  56,074,894
                                      ============   ============   ============    =============    =============

LIABILITIES AND PARTICIPANTS' EQUITY:
  Liabilities:
   Investment purchases pending
     settlement                       $    578,805                  $         66                     $     578,871
  Participants' equity                  25,685,983   $ 17,495,984      5,118,541    $   7,195,515       55,496,023
                                      ------------   ------------   ------------    -------------    -------------
TOTAL LIABILITIES AND
  PARTICIPANTS' EQUITY                $ 26,264,788   $ 17,495,984   $  5,118,607    $   7,195,515    $  56,074,894
                                      ============   ============   ============    =============    =============

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES'
STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
YEAR ENDED MARCH 31, 1994
- -----------------------------------------------------------------------------------------------------------------

                                             COMPANY         EQUITY        MONEY         FIXED
                                              STOCK          INDEX         MARKET        INCOME
                                               FUND           FUND          FUND          FUND            TOTAL
ADDITIONS:
  Investment income:
   Dividend income, Lubrizol
     common stock                          $   756,643                                               $     756,643
   Interest income                              10,619   $      5,394   $   158,999   $   483,802          658,814
                                           -----------   ------------   -----------   -----------    -------------
       Total investment income                 767,262          5,394       158,999       483,802        1,415,457
  Contributions (Notes 1 and 2):
   Participants                              3,101,486      3,754,283       677,837     1,491,957        9,025,563
   Employer                                  2,016,524         38,115         5,952        32,131        2,092,722
  Net appreciation in fair value of
   investments (Note 4)                      2,958,831        236,459         7,359        99,811        3,302,460
  Interfund transfers                           81,888       (631,824)     (738,899)    1,288,835
                                           -----------   ------------   -----------   -----------    -------------
       Total                                 8,925,991      3,402,427       111,248     3,396,536       15,836,202
                                           -----------   ------------   -----------   -----------    -------------

DEDUCTIONS:
  Distributions to participants              1,749,560      1,323,771       484,547     1,407,402        4,965,280
  Other                                            271                        7,445            50            7,766
                                           -----------   ------------   -----------   -----------    -------------
       Total                                 1,749,831      1,323,771       491,992     1,407,452        4,973,046
                                           -----------   ------------   -----------   -----------    -------------

INCREASE (DECREASE)
  IN PARTICIPANTS'
  EQUITY FOR THE YEAR                        7,176,160      2,078,656      (380,744)    1,989,084       10,863,156

PARTICIPANTS' EQUITY,
  MARCH 31, 1993                            25,685,983     17,495,984     5,118,541     7,195,515       55,496,023
                                           -----------   ------------   -----------   -----------    -------------
PARTICIPANTS' EQUITY,
  MARCH 31, 1994                           $32,862,143   $ 19,574,640   $ 4,737,797   $ 9,184,599    $  66,359,179
                                           ===========   ============   ===========   ===========    =============

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES'
STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
YEAR ENDED MARCH 31, 1993
- --------------------------------------------------------------------------------------------------------------------

                                             COMPANY         EQUITY        MONEY         FIXED
                                              STOCK          INDEX         MARKET        INCOME
                                               FUND           FUND          FUND          FUND            TOTAL
ADDITIONS:
  Investment income:
   Dividend income, Lubrizol
     common stock                          $   573,145                                               $     573,145
   Interest income                               9,669   $     25,471   $    87,347   $   283,983          406,470
                                           -----------   ------------   -----------   -----------    -------------
       Total investment income                 582,814         25,471        87,347       283,983          979,615
  Contributions (Notes 1 and 2):
   Participants                              2,643,492      3,397,280       924,154     1,413,561        8,378,487
   Employer                                  1,908,753         31,272         6,439        30,180        1,976,644
  Net appreciation/(depreciation)
   in fair value of investments (Note 4)    (1,034,521)     2,007,714       137,873       184,912        1,295,978
  Interfund transfers                        1,089,005       (345,271)   (1,233,321)      489,587
                                           -----------   ------------   -----------   -----------    -------------

       Total                                 5,189,543      5,116,466       (77,508)    2,402,223       12,630,724
                                           -----------   ------------   -----------   -----------    -------------
DEDUCTIONS:
  Distributions to participants                716,271        578,353       361,337       429,198        2,085,159
  Other                                            270          6,111         4,626         9,636           20,643
                                           -----------   ------------   -----------   -----------    -------------

       Total                                   716,541        584,464       365,963       438,834        2,105,802
                                           -----------   ------------   -----------   -----------    -------------

INCREASE (DECREASE)
  IN PARTICIPANTS'
  EQUITY FOR THE YEAR                        4,473,002      4,532,002      (443,471)    1,963,389       10,524,922

PARTICIPANTS' EQUITY,
  MARCH 31, 1992                            21,212,981     12,963,982     5,562,012     5,232,126       44,971,101
                                           -----------   ------------   -----------   -----------    -------------
PARTICIPANTS' EQUITY,
  MARCH 31, 1993                           $25,685,983   $ 17,495,984   $ 5,118,541   $ 7,195,515    $  55,496,023
                                           ===========   ============   ===========   ===========    =============

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES'
STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
YEAR ENDED MARCH 31, 1992
- ---------------------------------------------------------------------------------------------------------------------

                                                                                       GUARANTEED
                                        COMPANY         EQUITY          MONEY          INVESTMENT
                                         STOCK           INDEX          MARKET          CONTRACT
                                         FUND             FUND           FUND             FUND            TOTAL
ADDITIONS:
  Investment income:
   Dividend income, Lubrizol
     common stock                    $    451,669                                                    $     451,669
   Interest income                          5,659    $      1,632   $      3,098    $      43,079           53,468
                                     ------------    ------------   ------------    -------------    -------------
       Total investment income            457,328           1,632          3,098           43,079          505,137
                                     ------------    ------------   ------------    -------------    -------------
  Contributions (Notes 1 and 2):
   Participants                         1,493,043       2,377,822      1,206,558        1,098,477        6,175,900
   Employer                             1,311,982          18,135          6,977           21,058        1,358,152
  Net appreciation in fair value of
   investments (Note 4)                 4,354,238       1,094,038        294,128          343,858        6,086,262
  Interfund transfers                      27,304       1,371,028     (1,088,767)        (309,565)

                                     ------------    ------------   ------------    -------------    -------------
       Total                            7,643,895       4,862,655        421,994        1,196,907       14,125,451
                                     ------------    ------------   ------------    -------------    -------------

DEDUCTIONS:
  Distributions to participants           529,114         580,189        244,922          128,496        1,482,721
  Other                                                     7,758            714           15,054           23,526

                                     ------------    ------------   ------------    -------------    -------------
       Total                              529,114         587,947        245,636          143,550        1,506,247
                                     ------------    ------------   ------------    -------------    -------------

INCREASE IN PARTICIPANTS'
  EQUITY FOR THE YEAR                   7,114,781       4,274,708        176,358        1,053,357       12,619,204

PARTICIPANTS' EQUITY,
  MARCH 31, 1991                       14,098,200       8,689,274      5,385,654        4,178,769       32,351,897
                                     ------------    ------------   ------------    -------------    -------------

PARTICIPANTS' EQUITY,
  MARCH 31, 1992                     $ 21,212,981    $ 12,963,982   $  5,562,012    $   5,232,126    $  44,971,101
                                     ============    ============   ============    =============    =============

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES'
STOCK PURCHASE AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1994, 1993 AND 1992
- -------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of The Lubrizol Corporation Employees' Stock Purchase and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL - The Lubrizol Corporation (the "Company") established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement and employee ownership of common shares of the Company.
     The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

     ADMINISTRATION - The Plan is administered by the Employee Benefits Administrative Committee which is appointed by the Board of Directors of the Company. The Committee's powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and time of benefit distributions, and authorization of disbursements from the Plan.

     The assets of the various funds are maintained and administered by a bank acting as Trustee. Effective October 1, 1992 the trustee of the Plan was changed. The Trustee is responsible for the custody of the assets and the investment of the funds, including the purchase of Lubrizol common shares.

     PARTICIPATION AND CONTRIBUTIONS - All employees of the Company (except
     SVO Specialty Products, Inc., AGC Holdings, Inc., and former employees of Agrigenetics Company, formerly a division of the Company) or participating subsidiaries who have been credited with one year of eligibility service (as defined in the Plan) may participate in the Plan. As of March 31, 1994 there were no subsidiaries of the Company participating in the Plan.

     Eligible employees may elect a base salary deduction ranging from 1% to 12% (subject to the limitations of the Tax Reform Act of 1986) and to have such amount contributed to the Plan as a before-tax contribution ("CODA Contribution"). The Company will contribute a Matching Contribution to the Plan in an amount equal to 50% of an employee's CODA Contributions which are not in excess of the "Matched Percentage." The Matched Percentage is fixed each year by the Board of Directors but in no event will it exceed 5% of an employee's base salary.

     Eligible employees may also make contributions ranging from 1% to 12% of their base salary on an after-tax basis ("Supplemental Contribution"), provided that the total of an employee's CODA and Supplemental Contributions may not exceed 12% plus the Matched Percentage. CODA and Matching Contributions are excluded from the participant's taxable income until such amounts are received by them as a distribution from the Plan. Supplemental Contributions are included in the participant's taxable income in the period of contribution. Effective April 1, 1989, annual compensation subject to contribution is limited to a maximum of $200,000, as adjusted for inflation.

     In addition to CODA, Supplemental and Matching Contributions, the Plan provides for Rollover Contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and Transferred Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

     INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their
     CODA Contributions and Supplemental Contributions in one or more of the Plan's four funds in 25% increments. All Matching Contributions are automatically invested in the Company Stock Fund with the exception that a participant who is at least 55 years old may elect to invest this contribution in 25% increments in the other three funds. A participant may elect to change his investment elections as to future contributions and may also elect to reallocate a portion or all of past CODA and Supplemental Contributions among the investment funds in increments of 25% of the total amount to be reallocated. All such elections must be filed with the Company at least 15 days before the Enrollment Date (any January 1, April 1, July 1 and October 1 of each year) when such election is to be effective.

     The value of the Company Stock Fund, the Equity Index Fund, the Money Market Fund, and the Fixed Income Fund (changed from the Guaranteed Investment Contract Fund effective October 1, 1992), and the interests of Participants under each Fund, are calculated as of the last day of each month ("Valuation Date").

     VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all CODA and Supplemental Contributions and earnings thereon. Participants vest in Matching Contributions by the Company at a rate of 20% for each full year of eligible service and become completely vested after five years, at retirement at or after age 55, upon death, or upon termination of employment due to permanent and total disability.

     Participants may request voluntary withdrawals of their Supplemental Contributions only once every six months. Participants may also apply for hardship withdrawals from their CODA Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Employee Benefits Administrative Committee. When a Participant's employment terminates, his vested interest in the Funds is distributed in a single lump-sum payment as soon as practicable after the first Valuation Date following receipt of a participant's application for distribution of account balances. Amounts to be distributed to terminated employees at March 31, 1994 and March 31, 1993 were:

                                                             1994             1993
     Company Stock Fund                                 $     635,244     $     111,763
     Equity Index Fund                                        397,925            46,252
     Money Market Fund                                        203,236            24,086
     Fixed Income Fund                                        502,805           105,802
                                                        -------------     -------------
     Total                                              $   1,739,210     $     287,903
                                                        =============     =============

2.   DESCRIPTION OF THE SEPARATE FUNDS

     The Plan provides for the establishment of four separate investment funds. The Plan maintains separate accounts for each participant and invests such participants' contributions, as required by the Plan or as directed by each of the participants, in one or more of the following funds:

     - The Company Stock Fund, which consists of Common Stock of The Lubrizol Corporation and temporary investments in the Trustee's EB Temporary Investment Fund. Prior to October 1, 1992, temporary investments were made in the predecessor Trustee's BT Pyramid Directed Account Cash Fund.

     -      The Equity Index Fund, which consists of units of the Trustee's
            EB Stock Index Fund, a fund of common stocks designed to approximate the overall performance of the common stocks included in the Standard & Poor's Composite Stock Price Index, and temporary investments in the Trustee's EB Temporary Investment Fund. Prior to October 1, 1992 the Equity Income Fund consisted of units of the predecessor Trustee's BT Pyramid Equity Index Fund, a fund whose investment strategy was similar to that of the EB Stock Index Fund, and temporary investments in the Trustee's BT Pyramid Discretionary Cash Fund.

     - The Money Market Fund, which consists of units of the predecessor Trustee's BT Pyramid Super Cash Ancillary Fund, a fund of commercial paper and loan participations, and temporary investments in the Trustee's EB Temporary Investment Fund. Prior to October 1, 1992 the Money Market Fund consisted of units of the predecessor Trustee's BT Pyramid Super Cash Fund, a fund of liquid, short-term instruments and other short-term investment vehicles.

     - The Fixed Income Fund, which consists of units of the predecessor Trustee's BT Pyramid Guaranteed Investment Contract III 1990 Fund, other guaranteed investment contracts purchased directly by the trustee, and temporary investments in the Trustee's EB Temporary Investment Fund. Prior to October 1, 1992 the Fixed Income Fund consisted of units of the predecessor Trustee's BT Pyramid Guaranteed Investment Contract III 1989 Fund, units of BT Pyramid Guaranteed Investment Contract III 1990 Fund, other guaranteed investment contracts purchased directly by the trustee, and temporary investments in the predecessor Trustee's BT Pyramid Directed Account Cash Fund.

     Participant distributions from the Equity Index, Money Market, and Fixed Income Funds shall be paid in cash; amounts distributed from the Company Stock Fund shall be paid in the form of common shares of the Company or their cash equivalent at the election of the participant or their beneficiary.

     The number of employees actively participating in each of the four funds based upon their participation elections at March 31, 1994 and 1993 were as follows:

                                                                  NUMBER OF
                                                                PARTICIPANTS
                                                             -----------------
                                                               1994      1993
       Company Stock Fund                                      1,483      1,441
       Equity Index Fund                                       1,518      1,499
       Money Market Fund                                         446        527
       Guaranteed Investment Contract Fund                       737        773

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - Each Fund of the Plan is accounted for separately. The accounts of these Funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

     VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and, except for guaranteed investment contracts, are reported in the Statement of Assets, Liabilities and Participants' Equity at market value. The Company Stock Fund is valued utilizing the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values determined by the Trustee based upon the market values of the underlying assets of the funds. Guaranteed investment contracts are stated at values equivalent to cost plus reinvested interest.

     All share data for Lubrizol Common Stock has been restated to reflect a 2-for-1 stock split effected by the Company on August 31, 1992.

     TAX EXEMPT STATUS - The Plan obtained its latest determination letter dated August 4, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     EXPENSES - Expenses in connection with administration of the Plan for the years ended March 31, 1994, 1993 and 1992 have been paid by the Company except investment manager fees which have been paid by the Plan.

4.   INVESTMENTS

     The Plan Agreement provides that the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

     The following table presents investments. Investments that represent 5 percent or more of the Plan's participants' equity are separately identified.

                                                                                    1994               1993
         INVESTMENTS AT FAIR VALUE

           The Lubrizol Corporation common stock,
             937,030 and 824,938 shares, respectively                          $   32,327,535     $   25,676,195

           Investment funds:
             Mellon Bank, N.A. EB Stock Index Fund,
                49,673 and 43,741 units, respectively                              19,498,810         16,924,166


             Other                                                                  1,221,463          1,121,650
                                                                               --------------     --------------
                                                                                   20,720,273         18,045,816
           Short-term investments:
             Mellon Bank, N.A. EB Temporary Investment Fund,
                5,727,950 and 6,338,670 units, respectively                         5,727,950          6,338,670

             Other                                                                    225,258            217,891
                                                                               --------------      -------------
                                                                                    5,953,208          6,556,561
                                                                               --------------      -------------
                                                                                   59,001,016         50,278,572
                                                                               --------------      -------------

           INVESTMENTS AT CONTRACT VALUE - Guaranteed
              Investment Contracts                                                  7,403,149          5,795,018
                                                                               --------------      -------------
                     Total investments                                         $   66,404,165      $  56,073,590
                                                                               ==============      =============

     The Plan's investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

                                                                     1994             1993             1992
         Lubrizol common stock                                  $   2,958,831      $ (1,034,521)   $   4,354,238
         Investment funds                                             336,270         2,192,626        1,437,896
         Short-term investments                                         7,359           137,873          294,128
                                                                 ------------      ------------    -------------
              Total                                              $  3,302,460      $  1,295,978    $   6,086,262
                                                                 ============      ============    =============

5.   TRANSACTIONS IN PLAN SPONSOR SECURITIES

     The Company Stock Fund invests in shares of common stock of the Company. The Plan purchased Lubrizol common stock as follows: 1994 - 162,086 shares at a cost of $5,432,982; 1993 - 200,309 shares at a cost of $5,800,200; and 1992 - 119,200 shares at a cost of $3,147,100. All shares purchased during 1994 were acquired at the then current market value on the open market. During 1993, shares were acquired at the then current market value as follows: 119,819 shares from The Lubrizol Corporation Employees' Profit-Sharing Plan; 61,538 shares from the Company; and 18,952 on the open market. All shares purchased during 1992 were acquired at the then current market value from The Lubrizol Corporation Employees' Profit-Sharing Plan. In addition, the Plan sold or distributed Lubrizol common stock as follows: 1994 - 32,932 shares for proceeds of $1,160,514; 1993 - 15,833 shares for proceeds of $376,195; and 1992 - 8,178 shares for proceeds of $215,979.

6.   PLAN TERMINATION

     The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all employer contributions made on their behalf.

7.   PLAN MERGER

     On June 27, 1994, the Board of Directors of the Company approved the merger of the Plan with The Lubrizol Corporation Employees' Profit-Sharing Plan effective January 1, 1995. The merged plan will be known as The Lubrizol Corporation Employees' Profit-Sharing and Savings Plan (the "Merged Plan"). All participants of the Plan will become participants in the Merged Plan. In addition, all assets and liabilities of the Plan will transfer to the Merged Plan.


                                  * * * * * *

THE LUBRIZOL CORPORATION EMPLOYEES'                                                              SCHEDULE I
STOCK PURCHASE AND SAVINGS PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MARCH 31, 1994
- ---------------------------------------------------------------------------------------------------------------

(A)                 (B)                              (C)                                  (D)             (E)
       IDENTITY OF ISSUER, BORROWER,                                                                    CURRENT
          LESSOR OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT                       COST           VALUE
         Company Stock Fund:
         -------------------
 *        The Lubrizol Corporation     Common Stock - 937,030 Shares                 $  21,948,241    $ 32,327,535
 *        Mellon Bank, N.A.            EB Temporary Investment Fund -
                                         792,124 Units                                     792,124         792,124
                                                                                     -------------    ------------
          Total Company Stock Fund                                                      22,740,365      33,119,659
                                                                                     -------------    ------------
         Equity Index Fund
         -----------------
 *        Mellon Bank, N.A.            EB Stock Index Fund - 49,673 Units               18,372,815      19,498,810
 *        Mellon Bank, N.A.            EB Temporary Investment Fund -
                                         143,718 Units                                     143,718         143,718
                                                                                     -------------    ------------

          Total Equity Income Fund                                                      18,516,533      19,642,528
                                                                                     -------------    ------------

         Money Market Fund:
         ------------------
          Bankers Trust Company        BT Pyramid Super Cash Ancillary Fund -
                                         143,669 Units                                     181,617         225,250
 *        Mellon Bank, N.A.            EB Temporary Investment Fund -
                                         4,792,103 Units                                 4,792,103       4,792,103
                                                                                     -------------    ------------

          Total Money Market Fund                                                        4,973,720       5,017,353
                                                                                     -------------    ------------

         Fixed Income Fund:
         -----------------
 *        Bankers Trust Company        BT Pyramid Close End GIC III 1990
                                         Fund - 887,568 Units                              926,970       1,221,463

          Provident Life and Accident  Group Annuity Contract (GA-627-05251) -
            Insurance Company            1,144,954 Units                                 1,144,954       1,144,954

          Hartford Life Insurance      Group Annuity Contract (GA 9171A) -
                                         1,748,255 Units                                 1,748,255       1,748,255

          Protective Life Insurance    Group Annuity Contract (GA 685) -
                                         1,388,043 Units                                 1,388,043       1,388,043

          Allstate Life Insurance      Group Annuity Contract (GA 5307) -
            Company                      1,141,082 Units                                 1,141,082       1,141,082

          John Hancock Mutual          Group Annuity Contract (GAC 7026) -
            Life Insurance Co.           1,267,303 Units                                 1,267,303       1,267,303

          Peoples Security Life        Group Annuity Contract (BDA 00353FR) -
            Insurance Company            713,512 Units                                     713,512         713,512

 *        Mellon Bank, N.A.            EB Temporary Investment Fund - 5 Units                    5               5

 *        Bankers Trust Company        BT Pyramid Directed Account Cash
                                         Fund - 8 Units                                          8               8
                                                                                     -------------    ------------

          Total Fixed Income Fund                                                        8,330,132       8,624,625
                                                                                     -------------    ------------

          Total Assets Held for Investment Purposes                                  $  54,560,750    $ 66,404,165
                                                                                     =============    ============

*  Party-in-interest

THE LUBRIZOL CORPORATION EMPLOYEES'
STOCK PURCHASE AND SAVINGS PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED MARCH 31, 1994                                                                          SCHEDULE II
- --------------------------------------------------------------------------------------------------------------

       (A)                              (B)                          (C)                  (D)             (E)


    IDENTITY OF                     DESCRIPTION                    PURCHASE             SELLING          LEASE
  PARTY INVOLVED                     OF ASSET                       PRICE                PRICE           RENTAL
    SERIES OF TRANSACTIONS
The Lubrizol Corporation        Common Shares                      $ 5,432,982                 N/A         N/A
The Lubrizol Corporation        Common Shares                              N/A         $ 1,160,514         N/A
John Hancock Mutual             Group Annuity Contract               2,077,312                 N/A         N/A
John Hancock Mutual             Group Annuity Contract
  Life Insurance Co.              (GAC 7026)                               N/A             877,312         N/A
Peoples Security Life           Group Annuity Contract
  Insurance Co.                   (BDA 00353 IR)                     2,176,768                 N/A         N/A
Peoples Security Life           Group Annuity Contract
  Insurance Co.                   (BDA 00353 PR)                           N/A           1,487,452         N/A
Mellon Bank                     EB Temporary Investment Fund        11,084,107                 N/A         N/A
Mellon Bank                     EB Temporary Investment Fund               N/A          11,694,826         N/A
Mellon Bank                     EB Stock Index Fund                  3,019,117                 N/A         N/A
Mellon Bank                     EB Stock Index Fund                        N/A             680,932         N/A

       (A)                              (B)                        (F)           (G)         (H)               (J)
                                                                 EXPENSE                 CURRENT VALUE         NET
                                                                 INCURRED      COST OF      ASSET ON           GAIN
    IDENTITY OF                     DESCRIPTION                    WITH          OF        TRANSACTION          OR
  PARTY INVOLVED                      OF ASSET                 TRANSACTION     ASSETS         DATE            (LOSS)
    SERIES OF TRANSACTIONS
The Lubrizol Corporation        Common Shares                    $ 6,505    $ 5,432,982    $ 5,432,982             N/A
The Lubrizol Corporation        Common Shares                         89        748,878      1,160,514        $411,636
John Hancock Mutual             Group Annuity Contract              None      2,077,312      2,077,312             N/A
John Hancock Mutual             Group Annuity Contract
  Life Insurance Co.              (GAC 7026)                        None        877,312        877,312            None
Peoples Security Life           Group Annuity Contract
  Insurance Co.                   (BDA 00353 IR)                    None      2,176,768      2,176,768             N/A
Peoples Security Life           Group Annuity Contract
  Insurance Co.                   (BDA 00353 PR)                    None      1,487,452      1,487,452            None
Mellon Bank                     EB Temporary Investment Fund        None     11,084,107     11,084,107             N/A
Mellon Bank                     EB Temporary Investment Fund        None     11,694,826     11,694,826            None
Mellon Bank                     EB Stock Index Fund                 None      3,019,117      3,019,117             N/A
Mellon Bank                     EB Stock Index Fund                 None        610,877        680,932          70,055

NOTE -   Reportable transactions are single transactions or series of transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.


                                EXHIBIT INDEX

Exhibit Description                                     Page Number
- -------------------                                     -----------
Exhibit 23 - Consent of Independent Auditors